                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13G
                                (RULE 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(c) AND AMENDMENTS FILED PURSUANT TO 13d-2(b)

                               Netpliance, Inc.
                               ----------------
                               (Name of Issuer)

                         Common Stock, $0.01 Par Value
                         -----------------------------
                        (Title of Class of Securities)

                                 64115K0 10 3
                              ------------------
                                (CUSIP Number)

                                 May 12, 2000
                   ----------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

                                 [ ]  Rule 13d-1(b)
                                 [X]  Rule 13d-1(c)
                                 [ ]  Rule 13d-1(d)

                                 SCHEDULE 13G

CUSIP NO. 64115K 10 3
          -----------

 1.   NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Kent A. Savage
------------------------------------------------------------------------------

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------

 3.   SEC USE ONLY

------------------------------------------------------------------------------

 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------

                     5.   SOLE VOTING POWER

     NUMBER OF            5,979,199*

      SHARES       -----------------------------------------------------------

   BENEFICIALLY      6.   SHARED VOTING POWER

     OWNED BY             0
                   -----------------------------------------------------------

       EACH          7.   SOLE DISPOSITIVE POWER

    REPORTING             5,979,199*
                   --------------------------------------------------------
      PERSON
                     8.   SHARED DISPOSITIVE POWER
       WITH
                          0

 *Includes 30,000 shares held by each of the ACS Trust 2000, CKS Trust 2000 and MAS Trust 2000, for the benefit of family members of Mr. Savage.
------------------------------------------------------------------------------

 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,979,199
------------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [_]
------------------------------------------------------------------------------

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.9%
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
------------------------------------------------------------------------------
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                                 SCHEDULE 13G

ITEM 1(a).  NAME OF ISSUER:

            Netpliance, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                Netpliance, Inc.
                7600A North Capital of Texas Highway
                Austin, Texas  78731

ITEM 2(a).  NAME OF PERSON FILING:

                Kent A. Savage

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                Netpliance, Inc.
                7600A North Capital of Texas Highway
                Austin, Texas  78731

ITEM 2(c).  CITIZENSHIP:

            United States.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, $.01 par value

ITEM 2(e).  CUSIP NUMBER:

            64115K 10 3

ITEM 3.     If this statement if filed pursuant to Rule 13d-1(c) or 13d-2(b) or
            (c), check whether the person filing is a:

            (a) through (j) are not applicable

ITEM 4.     OWNERSHIP

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a)  Amount beneficially owned:

                 5,979,199
                 (Includes 30,000 shares held by each of the ACS Trust 2000, CKS Trust 2000 and MAS Trust 2000, for the benefit of family members of Mr. Savage.)

            (b)  Percent of Class:

                 9.9%

            (c)  Number of shares as to which such person has:

                 (i)    Sole power to vote or to direct the vote:               5,979,199
                 (ii)   Shared power to vote or to direct the vote:                    --
                 (iii)  Sole power to dispose or to direct the disposition of:  5,979,199
                 (iv)   Shared power to dispose or to direct the disposition of:       --

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10.  CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 15, 2000

                                       By:       /s/ KENT A. SAVAGE
                                           -------------------------------
                                                 Kent A. Savage